Exhibit 21.1

SUBSIDIARY	JURISDICTION OF INCORPORATION

Cynosure France	France

Cynosure GmbH	Germany

Cynosure K.K.	Japan

Cynosure UK Ltd.	United Kingdom

Cynosure Spain S.L.	Spain

Cynosure Securities Corporation	United States

Suzhou Cynosure Medical Devices Company Ltd.	China